SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE TO

Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ANGLOGOLD ASHANTI HOLDINGS PLC

(Name of Filing Company (offerer))

ANGLOGOLD ASHANTI HOLDINGS

FINANCE PLC

(Name of Subject Company (Issuer))

3.50% Guaranteed Convertible Bonds due 2014

(Title of Class of Securities)

03512QAA5 (144A) and G03791AA1 (Reg S)

(CUSIP Numbers of Class of Securities)

Company Secretary: Tracy Garrett

AngloGold Ashanti Holdings plc

1st Floor, Atlantic House, 4-8 Circular Road, Douglas, Isle of Man

Telephone:  +44 1624 697 280

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of
Filing Person)

COPIES TO:

William J. Whelan III

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Telephone:  (212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$749,968,090	$102,295.65

*

This transaction valuation assumes, solely for purposes of calculating the filing fee for this Schedule TO, that all 3.50% Guaranteed Convertible Bonds due 2014 (the “Bonds”) of AngloGold Ashanti Holdings Finance plc outstanding as of July 25, 2013 will be purchased at the purchase price of $1,015 in cash per $1,000 principal amount of Bonds tendered, plus accrued and unpaid interest up to, but excluding, the settlement date.  As of July 25, 2013, there was $732,500,000 aggregate principal amount of Bonds outstanding.

**

The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, and equals $136.40 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $102,295.65	Filing Party: AngloGold Ashanti Holdings plc
Form or Registration No.: Schedule TO-I	Date Filed: July 25, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the tender offer statement on Schedule TO originally filed with the Securities and Exchange Commission on July 25, 2013 (the “Original Schedule TO” and, together with this Amendment, the “Schedule TO”), by AngloGold Ashanti Holdings plc, a corporation organized under the laws of the Isle of Man (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934 (the “Exchange Act”), in connection with the Company’s offer (the “Offer”) to purchase for cash any and all of the outstanding 3.50% Guaranteed Convertible Bonds due 2014 (the “Bonds”) of AngloGold Ashanti Holdings Finance plc (the “Issuer”), a wholly owned subsidiary of the Company, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated July 25, 2013 (the “Original Offer to Purchase”), as supplemented by the Supplement to the Offer to Purchase, dated August 1, 2013 (the “Supplement” and, together with the Original Offer to Purchase, the “Offer to Purchase”).

Information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 13 of this Schedule TO, except those items as to which information is specifically provided in the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Original Schedule TO.

Item 1.           Summary Term Sheet.

The information set forth in the Supplement to the Offer to Purchase, dated August 1, 2013, which is Exhibit (a)(1)(ii) to the Schedule TO, is incorporated by reference into this Item 1. Specifically, the Offer is no longer conditioned upon satisfaction of the “Financing Condition” described in the Original Offer to Purchase.

Item 4.           Terms of the Transaction.

(a)   Material Terms. The information set forth in the Supplement to the Offer to Purchase, dated August 1, 2013, which is Exhibit (a)(1)(ii) to the Schedule TO, is incorporated by reference into this Item 4. Specifically, the Offer is no longer conditioned upon satisfaction of the “Financing Condition” described in the Original Offer to Purchase.

Item 7.           Source and Amount of Funds or Other Consideration.

(a)   Source of Funds. The information set forth in the Supplement to the Offer to Purchase, dated August 1, 2013, is incorporated by reference into this Item 7(a).

(b)   Conditions. The information set forth in the Supplement to the Offer to Purchase, dated August 1, 2013, is incorporated by reference into this Item 7(b). Specifically, the Offer is no longer conditioned upon satisfaction of the “Financing Condition” described in the Original Offer to Purchase.

(d)   Borrowed Funds. The information set forth in the Supplement to the Offer to Purchase, dated August 1, 2013, is incorporated by reference into this Item 7(d).

Item 10.         Financial Statements.

Not applicable because the consideration for the Offer is all cash, the Offer is no longer conditioned upon satisfaction of the Financing Condition and the Offer is for any and all of the outstanding Bonds.

Item 12.         Exhibits.

Exhibits filed as a part of this Amendment No. 1 are listed below.  Exhibits incorporated by reference are so indicated.

Exhibit
Number	Description
(a)(1)(i)	Offer to Purchase, dated July 25, 2013.

(a)(1)(ii)	Supplement to the Offer to Purchase, dated August 1, 2013.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated July 24, 2013 (incorporated by reference as Exhibit 99.1 to the Company’s Schedule TO-C, dated July 24, 2013).

(a)(5)(ii)	Press Release, dated July 25, 2013.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 1, 2013	ANGLOGOLD ASHANTI HOLDINGS PLC

	By:	/s/ Donald Clague Lindsay
		Name:	Donald Clague Lindsay
		Title:	Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(i)*	Offer to Purchase, dated July 25, 2013.

(a)(1)(ii)	Supplement to the Offer to Purchase, dated August 1, 2013.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press Release, dated July 24, 2013 (incorporated by reference as Exhibit 99.1 to the Company’s Schedule TO-C, dated July 24, 2013).

(a)(5)(ii)*	Press Release, dated July 25, 2013.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed